UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File No. 001-10308

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

AB Car Rental Services, Inc.
Retirement Savings Plan
For Bargaining Hourly Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator, Trustee and Participants of the
AB Car Rental Services, Inc. Retirement Savings Plan For Bargaining Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the AB Car Rental Services, Inc. Retirement Savings Plan For Bargaining Hourly Employees (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AB Car Rental Services, Inc. Retirement Savings Plan For Bargaining Hourly Employees as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ CohnReznick LLP
Roseland, New Jersey
June 21, 2013

AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$538,489	$219,056
Mutual funds	19,546,620	15,413,075
Common/collective trusts	17,579,840	16,394,887
Avis Budget Group, Inc. common stock	991,670	616,686
Total investments	38,656,619	32,643,704

Receivables:
Notes receivable from participants	2,160,950	1,975,423
Participant contributions	73,824	70,441
Employer contributions	10,673	11,132
Interest and dividends	3,242	216
Total receivables	2,248,689	2,057,212

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	40,905,308	34,700,916

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(451,547)	(383,021)

NET ASSETS AVAILABLE FOR BENEFITS	$40,453,761	$34,317,895

The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS TO NET ASSETS:
Net investment income:
Dividends	$662,621
Interest	3,671
Net appreciation in fair value of investments	2,807,677
Net investment income	3,473,969

Interest income on notes receivable from participants	87,427

Contributions:
Participants	2,489,941
Employer	356,596
Rollovers	17,651
Total contributions	2,864,188

Net transfers of participant account balances from affiliated plans	2,873,615

Total additions	9,299,199

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	3,152,504
Administrative expenses	10,829
Total deductions	3,163,333

NET INCREASE IN ASSETS	6,135,866

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	34,317,895

END OF YEAR	$40,453,761

The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the AB Car Rental Services, Inc. Retirement Savings Plan for Bargaining Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from AB Car Rental Services, Inc. (the “Company”) for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Avis Budget Group, Inc. (“ABGI”).

General – The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Avis Budget Group, Inc. Employee Benefits Committee is the Plan administrator (“Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

The following is a summary of certain Plan provisions:

Eligibility – Each employee of the Company, who as of March 31, 2004 was eligible to participate in a qualified defined contribution plan of an ABGI subsidiary, became an eligible participant on the later of (i) April 1, 2004 or (ii) the date that such employee ceased participation in such other qualified defined contribution plan. Employees who are members of the collective bargaining unit covered by a collective bargaining agreement between such unit and the Company are eligible to participate in the Plan upon attainment of age 21 and completion of one year of service (a year of service means the completion of at least 1,000 hours of service during the first twelve months of employment or the completion of at least 1,000 hours in any Plan year that follows the employment date).

Participant Contributions – Participants may elect to make pre-tax contributions up to 16% of pre-tax annual compensation, up to the statutory maximum of $17,000 for 2012. In addition, employees participating in the Plan may make additional contributions from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,500 as a catch up contribution, resulting in a total pre-tax contribution of $22,500 for 2012.

Employer Contributions – The Plan permits employer and/or employer matching contributions in accordance with the terms of the collective bargaining agreement in effect for the Plan year with respect to the collective bargaining unit of which the participant is a member.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. A fund reallocation must be in 1% increments and is limited to one reallocation per day, subject to restrictions imposed by the mutual fund companies to curb short-term trading. Participants should refer to the Plan document regarding investments in ABGI common stock. Participants should refer to each fund’s prospectus for a more complete description of the risks and restrictions associated with each fund.

Vesting – At any time, participants are 100% vested in their pre-tax and after-tax contributions to the Plan, plus actual earnings thereon. Employer contributions vest at a rate of 20% per year and are fully vested upon 5 years of service.

Notes Receivable from Participants – Participants may borrow, in the form of a loan, from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance provided the account balance is at least $2,000. The notes are secured by the balance in the participant’s vested account balance and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Note repayments are made through payroll deductions over a period not to exceed 5 years, unless the proceeds of the note are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years. Notes receivable from participants, which are secured by the borrowing participant’s vested account balance, are valued at the outstanding principal balance plus any accrued and unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 and 2011. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and an allocation of Plan earnings including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on earnings or participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Distribution of the participant’s account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment. Participants are entitled to withdraw certain portions of their vested balance. Participants are permitted to process in-service withdrawals, in accordance with Plan provisions, upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are first used to pay Plan expenses, if any, and then to decrease employer contributions. As of December 31, 2012 and 2011, forfeited account balances amounted to $8,270 and $45, respectively. During 2012, $1,146 of forfeited non-vested accounts were used to reduce employer contributions.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise such expenses are paid by the Plan. Fees for participants’ distributions, withdrawals, loans and similar expenses are paid by the Plan.

Transfers from Affiliated Plans – Net transfers of participants account balances from affiliated plans totaled $2,873,615 for the year ended December 31, 2012.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities, including mutual funds, common/collective trusts and Avis Budget Group, Inc. common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect participant account balances and the amounts reported in the financial statements.
Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Investment Contracts – In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) topic 962, Plan Accounting - Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the ASC, the Statements of Net Assets Available for Benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value, which the Plan classifies as follows: (i) Level 1, which refers to securities valued using quoted prices from active markets for identical assets, includes the common stock of publicly traded companies, mutual funds with quoted market prices and common/collective trusts with quoted market prices which operate similar to mutual funds, (ii) Level 2, which refers to securities for which significant other observable market inputs are readily available, including common/collective trusts for which quoted market prices are not readily available and (iii) Level 3, which refers to securities valued based on significant unobservable inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets.

One of the Plan’s current common/collective trust investments is the Wells Fargo Stable Return Fund. The Wells Fargo Stable Return Fund invests in investment contracts issued by highly rated companies. These include Guaranteed Investment Contracts (“GICs”), wrapped portfolios of fixed income investments (“synthetic GICs”) and cash equivalents. Traditional GICs are unsecured, general account obligations of insurance companies or banks and are collateralized by the assets of the insurance company or bank. A security-backed contract consists of a portfolio of securities and a benefit responsive, contract value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that contract value benefit responsive payments will be made for participant directed withdrawals. Wrap contracts are issued by financially responsible third parties, typically banks, insurance companies, or other financial services institutions and are designed to allow a stable asset fund to maintain a stable contract value and to protect a fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a fund the difference between the contract value and the market value of the underlying assets for participant directed redemptions once the market value has been totally exhausted.

Wrap contracts accrue interest using a formula called the “crediting rate.” The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero. The crediting rate on traditional GICs is typically fixed for the life of the investment. The crediting rate on synthetic GICs is typically reset every month or quarter based on the contract value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets.

Certain events limit the ability of the Plan to transact at contract value with the insurance companies and financial institution issuers of traditional GICs or synthetic GICs.  Such events include the following: (i) layoffs, (ii) bankruptcy, (iii) plant closings, (iv) plan termination or mergers, (v) early retirement incentive, (vi) employee communications designed to induce participants to transfer from the fund, or (vii) competing fund transfer or violation of equity wash or equivalent rules in place and changes of qualification status of the employer or plan. As of December 31, 2012, the Plan Administrator does not believe that the occurrence of an event that would limit the Wells Fargo Stable Return Fund’s ability to transact at contract value with participants is probable.

The fair value of the underlying debt securities is valued at the last available bid price in over the counter markets or on the basis of values obtained by independent valuation groups. Traditional GICs are valued using a discounted cash flow methodology, synthetic GICs are valued on a monthly basis per the terms of the applicable contract using valuations provided by a pricing service approved by the Trustee, and the fair value of the wrap contracts is determined using a market approach discounting methodology. The investment contracts are valued at fair value of the underlying investments and then adjusted by the issuer to contract value.

Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The fair value recorded in the Plan’s financial statements for such funds was $16,010,529 and $15,104,011 at December 31, 2012 and 2011, respectively. The average yield earned by the Wells Fargo Stable Return Fund calculated based on the change in the net asset value between the beginning and the end of the year was 0.94% and 1.56% for the years ended December 31, 2012 and 2011, respectively. The average yield earned with an adjustment to reflect the actual interest rate credited to participants was 1.95% and 2.33% for the years ended December 31, 2012 and 2011, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December

31, 2012, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments – Benefits paid to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received payments from the Plan, totaled $692 and $6,536 at December 31, 2012 and 2011, respectively.

3.	INVESTMENTS

The following tables present investments at fair value that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

2012
Wells Fargo Stable Return Fund	$16,010,529
PIMCO Total Return Fund	4,063,717
American Growth Fund of America	3,108,509
Davis NY Venture Fund	2,512,797
The Oakmark Equity and Income Fund	2,352,803

2011
Wells Fargo Stable Return Fund	$15,104,011
PIMCO Total Return Fund	3,325,438
American Growth Fund of America	2,408,927
The Oakmark Equity and Income Fund	2,000,305
Davis NY Venture Fund	1,807,186

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value, as follows:

2012
Mutual funds	$1,751,076
Common stock (a)	526,818
Common/collective trusts	529,783
$2,807,677
____________

(a)	Consists of common stock of Avis Budget Group, Inc.

4.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated February 26, 2012 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Loans to participants qualify as party-in-interest transactions. At December 31, 2012 and 2011, the Plan held 50,034 and 57,527 shares, respectively, of Avis Budget Group, Inc. common stock with a cost basis of $333,557 and $365,020, respectively. During 2012 and 2011, the Plan did not receive any dividends from ABGI, which is the parent company of the sponsoring employers.

6.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

7.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

		2012	2011
Net assets available for benefits per the financial statements		$40,453,761	$34,317,895
Less:	Amounts allocated to withdrawing participants	(692)	(6,536)
Add:	Adjustment from contract value to fair value for fully benefit-responsive investment contracts	451,547	383,021
Net assets available for benefits per Form 5500		$40,904,616	$34,694,380

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2012 to Form 5500:

Benefits paid to participants per the financial statements		$3,152,504
Less:	Certain deemed distributions of notes receivable from participants	(105,453)
	Corrective distributions	(3,834)
	Amounts allocated to withdrawing participants at December 31, 2011	(6,536)
Add:	Amounts allocated to withdrawing participants at December 31, 2012	692
Benefits paid to participants per Form 5500		$3,037,373

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2012, but not yet paid as of that date.

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2012 to the net loss per Form 5500:

Increase in net assets available for benefits per the financial statements		$6,135,866
Less:	Amounts allocated to withdrawing participants at December 31, 2012	(692)
	Transfer of assets to the Plan (Reflected in line L- Transfer of assets of Form 5500)	(2,873,615)
	December 31, 2011 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(383,021)
Add:	December 31, 2012 adjustment from contract value to fair value for fully benefit-responsive investment contracts	451,547
Amounts allocated to withdrawing participants at December 31, 2011		6,536
Net income per Form 5500		$3,336,621

8.	FAIR VALUE MEASUREMENTS

The Plan measures certain financial assets and liabilities at fair value. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. See Note 2-Summary of Significant Accounting Policies for the Plan’s valuation methodology used to measure fair value.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

•
Avis Budget Group, Inc. common stock – The fair value of Avis Budget Group, Inc. common stock is valued at the closing price reported on the active markets on which the security is traded. As such, these assets are classified as Level 1.

•	Mutual funds – Valued at the net asset value (“NAV”) of shares held by the Plan at year end. NAV is derived by the quoted prices of underlying investments and are classified as Level 1.

•
Common/collective trusts – are valued based on the NAV of units held by the Plan at year-end. Although the common/collective trusts are not available in an active market, the NAV of the units are approximated based on the quoted prices of the underlying investments that are traded in an active market. The Company has no unfunded commitments related to any of these investments and there are no Plan initiated redemption restrictions on these investments. There are no redemption restrictions on the participant’s holdings in these investments. These assets are classified as Level 2.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012:

Asset Class________	Level 1	Level 2	Total
Common stock	$991,670	$—	$991,670
Mutual funds:
Large-cap growth	4,390,150	—	4,390,150
Large-cap value	950,015	—	950,015
Large-cap blend	4,865,600	—	4,865,600
Mid-cap growth	585,331	—	585,331
Mid-cap value	492,252	—	492,252
Small-cap growth	276,429	—	276,429
Small-cap blend	1,154,138	—	1,154,138
Foreign large-cap blend	1,643,696	—	1,643,696
Bond funds	4,433,147	—	4,433,147
Inflation protected Bonds	190,424	—	190,424
Real estate	565,438	—	565,438
Common/collective trusts:
Short-term investments	—	16,010,529	16,010,529
Large-cap blend	—	623,204	623,204
Foreign large-cap growth	—	351,777	351,777
Emerging markets	—	594,330	594,330
Total	$20,538,290	$17,579,840	$38,118,130

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011:

Asset Class________	Level 1	Level 2	Total
Common stock	$616,686	$—	$616,686
Mutual funds:
Large-cap growth	3,471,326	—	3,471,326
Large-cap value	793,063	—	793,063
Large-cap blend	3,807,491	—	3,807,491
Mid-cap growth	441,743	—	441,743
Mid-cap value	394,604	—	394,604
Small-cap growth	344,176	—	344,176
Small-cap blend	836,524	—	836,524
Foreign large-cap blend	1,217,485	—	1,217,485
Bond funds	3,555,906	—	3,555,906
Inflation protected Bonds	98,209	—	98,209
Real estate	452,548	—	452,548
Common/collective trusts:
Short-term investments	—	15,104,011	15,104,011
Large-cap blend	—	526,329	526,329
Foreign large-cap growth	—	322,673	322,673
Emerging markets	—	441,874	441,874
Total	$16,029,761	$16,394,887	$32,424,648

******

Plan Number: 005
EIN: 20-0447089
AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Number of Shares, Units or Par Value	Cost ***	Current Value****

* Avis Budget Group, Inc.	Common stock	50,034		$991,670
Wells Fargo Stable Return Fund	Common/collective trust	317,336		16,010,529
SSGA S&P 500 Index Fund	Common/collective trust	52,025		623,204
Harding Loevner Emerging Markets Fund	Common/collective trust	50,711		594,330
Oppenheimer International Growth Trust	Common/collective trust	20,632		351,777
PIMCO Total Return Fund	Registered investment fund	361,541		4,063,717
American Growth Fund of America	Registered investment fund	90,627		3,108,509
Davis NY Venture Fund	Registered investment fund	71,488		2,512,797
The Oakmark Equity and Income Fund	Registered investment fund	82,554		2,352,803
Harbor International Fund	Registered investment fund	26,460		1,643,696
Prudential Jennison Growth Fund	Registered investment fund	58,791		1,281,641
Harbor Small Capital Value Fund	Registered investment fund	51,662		1,154,138
MFS Value Fund	Registered investment fund	37,476		950,015
Harbor Mid Capital Growth Fund	Registered investment fund	62,602		585,331
DWS RREEF Real Estate Fund	Registered investment fund	26,646		565,438
Columbia Mid Capital Fund	Registered investment fund	33,215		492,252
Lord Abbett Bond Debenture Fund	Registered investment fund	45,609		369,430
Vanguard Explorer Admiral Fund	Registered investment fund	3,740		276,429
PIMCO Real Return Fund	Registered investment fund	15,519		190,424
* Various participants**	Notes receivable from participants			2,160,950
Cash and cash equivalents				538,489
Total				$40,817,569
____________

*	Represents a permitted party-in-interest.
**	Maturity dates range from December 2012 to March 2027. Interest rates range from 4.25% to 9.25%.
***	Cost information is not required for participant-directed investments.
****	Form 5500 instructions require reporting of Common/collective trusts at fair value on this schedule.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AB Car Rental Services, Inc.
Retirement Savings Plan
for Bargaining Hourly Employees

By:     /s/ Edward P. Linnen
Edward P. Linnen
Chief Human Resources Officer
Avis Budget Group, Inc.

Date: June 21, 2013

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements No. 333-114744 and No. 333-98933 on Form S-8 of our report dated June 21, 2013 relating to the AB Car Rental Services, Inc. Retirement Savings Plan For Bargaining Hourly Employees statements of net assets available for benefits as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012, which appear in this Annual Report on Form 11-K.

/s/ CohnReznick LLP

Roseland, New Jersey
June 21, 2013